

July 23, 2014

Via E-mail
Mr. Ralph Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

      Re: L-3 Communications Holdings, Inc.
               L-3 Communications Corporation
               Form 10-K for the Year Ended December 31, 2013
               Filed February 25, 2014
               Form 10-Q for the Quarterly Period Ended March 28, 2014
               Filed May 1, 2014
               File No. 001-14141
               File No. 333-46983

Dear Mr. Ambrosio:

      We have reviewed your filings and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended March 28, 2014

Balance Sheet, page 1

1.   Please explain to us in detail your basis for classifying the CODES as long-term debt. We note on page 41 your intent to fund converted CODES with cash on hand. In addition, while you may have had the ability to draw on the revolving credit facility to

finance the conversion of the CODES, it is unclear if this is would be a refinancing on a long-term basis. Please advise us and explain your consideration of the guidance in ASC 470-10-45-14. Also, please tell us the amount of the CODES that were converted in 2014 and explain how you funded these conversions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director